SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Four Times Square

New York, New York 10036

June 9, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	New BlackRock, Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of New BlackRock, Inc., a Delaware corporation (the “Company”), and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, submitted herewith for filing, via direct electronic transmission, is a Registration Statement on Form S-4 of the Company (the “Registration Statement”), including exhibits. The Registration Statement relates to the Company’s common stock, par value $0.01 per share.

Pursuant to Rule 13(c) under Regulation S-T and Rule 3a of the Rules Relating to Informal and Other Procedures, the $313,311.70 filing fee for the Registration Statement was paid by the Company today by wire transfer to the U.S. Treasury lockbox depositary at Mellon Bank in Pittsburgh, Pennsylvania.

Please telephone the undersigned at (212) 735-2790 or Michael D. Dorum at (212) 735-3595 if you have any questions or need any additional information.

Very truly yours,

/s/ Richard T. Prins

Richard T. Prins

cc: Robert P. Connolly, Esq.